EXHIBIT 19.1
FIRST BUSEY CORPORATION
INSIDER TRADING POLICY

POLICY STATEMENT
It is the policy of the First Busey Corporation (together with its subsidiaries, the “Company”) to prohibit the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of Material Nonpublic Information in securities trading.
PURPOSE
This Insider Trading Policy (this “Policy”) provides guidelines to employees, officers, and directors of, and contractors and consultants to, the Company with respect to transactions in the Company’s securities.
SCOPE
This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures. The transactions covered by this Policy specifically include any transactions designed to hedge or offset any decrease in the market value of any of the Company’s securities described in the preceding sentence. It applies to all Insiders and to any person who receives Material Nonpublic Information from any Insider.
This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company.
Civil and criminal penalties, and termination of employment, may result from trading on Material Nonpublic Information regarding the Company’s business partners. All employees should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.
DUTIES AND RESPONSIBILITIES
The Nominating and Corporate Governance Committee of the Company’s Board of Directors shall be responsible for the oversight of all matters relating to this Policy.
Every Insider has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.
December 2025

Objectives and Requirements
Mandatory Black-out Period for Officers, Directors and Certain Employees. The period beginning two weeks before the end of each fiscal quarter and ending two full Trading Days following the date of public disclosure of the financial results for each fiscal quarter is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain other employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter.
Accordingly, to ensure compliance with this Policy and applicable federal and state securities laws, all directors, officers and employees having access to the Company’s internal financial statements or other Material Nonpublic Information shall refrain from conducting transactions involving the purchase or sale of the Company’s securities during the period beginning two weeks before the last day of the quarter and ending two full Trading Days following the date of public disclosure of the financial results for each fiscal quarter (the “Black-out Period”). The purpose behind the Black-out Period is to establish a diligent effort to avoid any improper transaction or any transaction that has the appearance of impropriety.
From time to time, the Company also may recommend or require that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons will be advised or required not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.
It should be noted, however, that even outside the Black-out Period, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Assuming the absence of Material Nonpublic Information, trading in the Company’s securities outside of the Black-out Period should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.
Pre-Clearance of Trades. The Company has determined that all of the Company’s Section 16 Reporting Insiders should refrain from trading or transacting in the Company’s securities or otherwise making any transfer, gift, pledge, or loan of the Company’s securities without first complying with the Company’s “pre-clearance” process. Each such person is required to obtain pre-clearance from the Company’s General Counsel (and the Company’s General Counsel should obtain pre-clearance from the Company’s Chief Risk Officer) prior to commencing any trade or other transaction in the Company’s securities, including for transactions or transfers that are not subject to the trading restrictions of this Policy; provided that pre-clearance is not required for transactions made pursuant to an Approved 10b5-1 Plan (as defined below). The Company may find it necessary, from time to time, to require compliance with the pre-clearance process from certain Insiders other than and in addition to Section 16 Reporting Insiders. Any employee with any questions regarding trading in the Company’s securities is encouraged to contact the Company’s General Counsel.
Shortswing Transactions. Section 16 Reporting Insiders must comply with the reporting obligations and limitations on shortswing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that Section 16

Reporting Insiders who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information.
Prohibited Acts
Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material unless such transfer is made pursuant to an Approved 10b5-1 Trading Plan. In addition, the Company itself, must not, directly or indirectly, purchase, sell or otherwise dispose of the Company’s securities in violation of insider trading laws, rules and regulations, and any listing standards applicable to the Company.
Tipping. No Insider shall disclose any Material Nonpublic Information with respect to the Company’s securities to any other person (including family members) who is not a director, officer or employee of the Company, or a consultant or contractor to the Company who is subject to a confidentiality agreement with the Company, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.
Unauthorized Disclosure of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.
Short Sales. No director, officer or employee of the Company shall enter into any “short” position with respect to any equity security of the Company or otherwise violate Section 16(c) of the Securities Exchange Act of 1934, as amended.
Hedging. No director, officer or employee is permitted to enter into any hedging transaction with respect to the Company’s securities, including, but not limited to, the purchase or use of, directly or indirectly through any other persons or entities, any prepaid variable forward contracts, equity swaps, collars, exchange funds or any other instruments designed to offset any decrease in the market value of the Company’s securities.
Pledging of Company Securities. Except for any Company securities held by Section 16 Reporting Insiders pledged as collateral as of the date on which the Company’s policy against pledging Company securities was originally adopted, Section 16 Reporting Insiders are prohibited from pledging the Company’s securities as collateral, including, but not limited to, by holding any such securities in a margin account, without the prior approval of the Nominating and Corporate Governance Committee.
Potential Criminal and Civil Liability and/or Disciplinary Action
Liability for Insider Trading. Insiders may be subject to significant criminal and civil liability for engaging in transactions in the Company’s securities at a time when they are in possession of Material Nonpublic Information regarding the Company.

Liability for Tipping. Insiders also may be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. Large penalties have been imposed even when the disclosing person did not profit from the trading.
Possible Disciplinary Actions. Insiders who violate this Policy also shall be subject to disciplinary action by the Company, which may include one or more of the following actions: ineligibility for future participation in the Company’s equity incentive plans, reduction or elimination of annual or other bonuses or termination of employment.
Company Liability. Although responsibility for compliance with this Policy and liability for non-compliance are primarily personal to the individuals involved, violations may result in civil and criminal liability for the Company.
Exceptions
Exercise of Stock Options. The trading restrictions of this Policy do not apply to the exercise of a stock option acquired pursuant to the Company’s stock option or equity incentive plans or to the election to have the Company withhold shares subject to an option as payment of the option exercise price through a net exercise or to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
10b5-1 Trading Plans. The trading restrictions of this Policy do not apply to transactions made pursuant to a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b-5”) that complies with this Policy and that has been reviewed and approved by the Company’s General Counsel (“Approved 10b5-1 Plan”). If the Insider enters into an Approved 10b5-1 Plan at a time that is not during a Black-out Period and while the Insider is not in possession of Material Nonpublic Information, trades may be made pursuant to the Approved 10b5-1 Plan even if the Insider may be in possession of Material Nonpublic Information or the Company is in a Black-out Period at the actual time of the trade. 10b5-1 Plans may not be adopted by participants during a Black-out Period or when the participant is aware of Material Nonpublic Information. Generally, a trading plan must specify the amount of securities to buy or sell, the price at which to buy or sell, as well as specific time periods for the trades. Please note that some brokers require use of their own form trading plan. Additionally, all persons entering into a 10b5-1 plan must act in good faith with respect to the implementation and operation of the 10b5-1 plan, including with respect to any modification to the plan and actions related to the plan. Section 16 Reporting Insiders must include a representation in their 10b5-1 plans certifying, at the time of the adoption of a new or modified plan, that: (i) they are not aware of Material Nonpublic Information about the Company or its securities; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
Section 16 Reporting Insiders may not initiate trades under an Approved 10b5-1 Plan until the later of: (i) 90 days after adoption or modification of the plan; or (ii) two business days following the disclosure in Forms 10-K or 10-Q of the issuer’s financial results for the fiscal quarter in which the plan was adopted or modified (but not to exceed 120 days following plan adoption or modification). For employees of the Company who are not Section 16 Reporting Insiders, trades under an Approved 10b5-1 Plan may not be made until 30 days after the adoption of the plan.
Any modification or termination of an Approved 10b5-1 Plan must comply with this Policy and such modification or termination may only be adopted (i) upon receipt of approval of the Company’s General Counsel, (ii) at a time that is not during a Black-out Period, and (iii) while the Insider is not in possession of Material Nonpublic Information. Modifications to existing Approved 10b5-1 Plans that do not change the sales or purchase prices or price ranges, the amount of securities to be sold or purchased, or the timing of transactions under the plan (such as an adjustment for stock splits or a change in account information) will not trigger a new cooling-off period referred to in the preceding paragraph.
Generally, persons may not have more than one 10b5-1 plan for open market purchases or sales of the Company’s securities; provided that two successive trading plans may be maintained so long as (i) one of them is a successor trading plan under which trades are not authorized to begin until completion or expiration of the predecessor plan and (ii) the predecessor plan is not terminated early. Additionally, persons are generally limited to one single-trade plan (one designed to effect the open market purchase or sale of the total amount of the securities subject to the plan as a single transaction) in any 12 month period. All 10b5-1 plans must be entered into and operated in accordance with all applicable Securities and Exchange Commission rules, as amended from time to time.
You must notify the Company’s General Counsel no later than 2 business days prior to entering into, modifying or terminating a trading plan with respect to the Company’s securities. The Company considers the adherence to the securities laws to be of utmost importance, and an Insider’s reliance on a trading plan will not necessarily relieve the Insider of liability.
Bona Fide Gifts or Donations of Company Stock. Bona fide gifts or donations of the Company’s securities made by Insiders to family members and charities are generally exempt from the trading restrictions of this Policy. Whether a gift or donation is bona fide, however, will depend on the circumstances surrounding the gift. For example, gifts to dependent children followed by a sale of the “gift” shares by the donee in close proximity to the time of the gift, however, may imply some economic benefit to the donor, and therefore, make the gift non-bona fide. Donations of the Company’s securities that are made when the donor is aware of Material Nonpublic Information and knows (or is reckless in not knowing), that the donee would sell the securities prior to the disclosure of such information would not be considered a bona fide gift or donation. Insiders should also be aware that there may be some exposure to tax liability based on the timing and value of the gift.
401(k) Plan / Employee Stock Purchase Plan. This Policy does not apply to periodic contributions to the Company’s 401(k) Plan or Employee Stock Purchase Plan which are used to purchase Company stock (including through allocations to the Company stock fund, in the case of the 401(k) Plan) pursuant to an individual’s advance instructions. This Policy does apply, however, to certain elections Insiders may make under such plans, including: (i) an election to increase or decrease the periodic contributions to such plans that will be used to purchase Company stock (including through allocations to the Company stock fund, in the case of the 401(k) Plan); (ii) an election to sell Company stock under the Employee Stock Purchase Plan or to make an intra-plan transfer of an existing account balance into or out of the Company stock fund in the 401(k) Plan; (iii) an election to borrow money against the

401(k) Plan account, if the loan will result in a liquidation of some or all of the Insider’s Company stock fund balance; and (iv) an election to prepay a 401(k) Plan loan if the prepayment will result in a change in the Insider’s Company stock fund balance.
APPENDIX
A.1. Definitions
For purposes of this Policy, the following terms have the meanings prescribed below:
Insider - means the following group of people, together with the members of their immediate families and members of their households: (i) the Company’s directors and officers; and (ii) the Company’s employees, consultants and contractors who receive or have access to Material Nonpublic Information regarding the Company. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known.
An ”immediate” family member is any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, and shall include adoptive relationships. A member of an Insider’s “household” is any other person who lives in such Insider’s home or shares such Insider’s address (except for employees or tenants of such Insider) or is financially dependent on such Insider.
Material Nonpublic Information – although it is not possible to define all categories of “material” information, information should be regarded as material if there is a reasonable likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of the Company’s securities.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include, but is not limited to:
•Financial results
•Projections of future earnings or losses
•Dividend declarations
•Pending or proposed merger, acquisition, sale or joint venture
•Major changes in accounting methods or policies
•Gain or loss of a substantial customer
•Stock splits or consolidations
•New equity or debt offerings
•Significant litigation exposure due to actual or threatened litigation
•Major changes in senior management
•Cybersecurity risks and incidents, including vulnerabilities and breaches
Either positive or negative information may be material. Nonpublic information is information regarding the Company or its securities that has not yet been disseminated in a manner making it available to investors generally, such as in a widely distributed Company press release or in one of the Company’s public filings with the Securities and Exchange Commission. For purposes of this Policy, information regarding the Company and its securities will generally continue to be considered “nonpublic information” until at least two full Trading Days have elapsed since the information was publicly disclosed by the Company.
Section 16 Reporting Insiders - Each year the Board of Directors of the Company will identify the Section 16 reporting insiders and notify them of their status as such. These individuals will be required to comply with Section 16 of the Securities and Exchange Act of 1934, as amended, and the Company will inform them of these obligations.
Trading Day - means a day on which national stock exchanges are open for trading.